NEWS RELEASE

Endeavour Appoints New Director

May 10, 2006 – Vancouver, Canada – Endeavour Silver Corp. (EDR:TSX, EDRGF:PNK, and EJD:FSE) is pleased to announce that Mr. Geoff Handley has accepted an invitation to stand for a position on the Board of Directors.

Mr. Handley was most recently Executive Vice-President, Strategic Development for Placer Dome Inc., where he was responsible for global exploration, acquisitions and strategic planning. Geoff brings a wealth of knowledge and experience to Endeavour having worked in the mining industry for over 30 years.

Mr. Handley graduated from James Cook University of North Queensland, Australia in 1976 with a B.Sc. (Hons.) in Geology and Chemistry, and worked as a geologist for BHP Exploration, as a chemist and geologist for Placer Prospecting and as an analyst for the AMP Society. He joined Placer Pacific Ltd. in 1981 as a Senior Geologist, responsible for the exploration and feasibility work of 20 million oz. gold at Porgera and later at Big Bell. Geoff rose through the ranks at Placer Pacific to become Exploration Manager and then General Manager, Exploration and Corporate Development, before moving over to Placer Dome Inc. after its successful acquisition of Placer Pacific.

His success in exploration and corporate development led to appointments as Vice-President, then Senior Vice-President and ultimately Executive Vice-President where he managed the defence to the Barrick hostile take-over bid and successfully helped to raise it by more than CAD $1 billion. Amongst Mr. Handley’s other accomplishments are over seeing the deliniation of 13 million oz PGM’s at Sedibelo, the definition of 15 million oz gold at Pueblo Viejo, the delineation of 4 million oz gold at Granny Smith and the acquisitions of East African Gold Mines, Aurion Gold, Highlands Gold and Placer Pacific.

Godfrey Walton, President of Endeavour, stated “Mr. Handley will stand for election to the Board of Directors at the Annual General and Special Meeting of the Shareholders on June 14, 2006.”

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver reserves, resources and production in Mexico. The expansion program now underway at the high grade Guanacevi Project in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.